SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
(AMENDMENT NO. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHANGDA INTERNATIONAL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE, $.001 PER SHARE

 (Title of Class of Securities)

15910R 206

(CUSIP Number)

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York,  New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 7 Pages)

CUSIP No. 15910R 206	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AllHomely International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 8,872,165
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,872,165
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,135,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 15910R 206	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jan Pannemann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES	7	SOLE VOTING POWER 8,872,165
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,872,165
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,135,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON* IN

This Amendment No.1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 18, 2009 (the “Original Schedule 13D”) by AllHomely International Limited, a company organized under the laws of Marshall Islands (“AllHomely”) and Jan Pannemann (“Mr. Pannemann”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On December 6, 2010, the Issuer and Allhomely entered into a subscription agreement pursuant to which Allhomely agreed to purchase 714,286 shares of the Issuer's common stock for an aggregate purchase price of $500,000, or a per share purchase price of $0.70 per share.  The source of funds for the purchase of the securities was working capital.

On February 28, 2011, the Issuer and Allhomely entered into a subscription agreement pursuant to which Allhomely agreed to purchase 779,221 shares of the Issuer's common stock for an aggregate purchase price of $600,000, or a per share purchase price of $0.77 per share.  The source of funds for the purchase of the securities was working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

All of the shares of the Issuer’s Common Stock owned by Allhomely have been acquired for investment purposes only. The Allhomely intends to review its investment in the Issuer on a continuing basis. In this regard, Allhomely may purchase additional shares of Common Stock in private transactions or otherwise. Allhomely’s actions with respect to its investment in the Issuer will depend on such factors as the Allhomely deems relevant at the time, including among other things, Allhomely’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other opportunities available to Allhomely, prospects for Allhomely’s own business, general economic conditions, including stock market conditions and other future developments.

Allhomely reserve the right to change its purpose in respect of the shares of Common Stock and take such actions as it deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as indicated above, Allhomely does not have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of March 30, 2011, AllHomely beneficially owned 8,872,165 shares or 43.2% of Issuer’s common stock.  AllHomely has the sole power to vote or dispose of all of its respective shares. The capital stock of AllHomely is owned 77% by Jan Pannemann, the Issuer’s Executive Vice President and 23% by QingRan Zhu, the Issuer’s Chairman and Chief Executive Officer.  Mr. Pannemann and Mr. Zhu are the sole officers and directors of AllHomely.  By virtue of Mr. Pannemann’s ownership interest in AllHomely, Mr. Pannemann has sole control over the voting and disposition of all the shares owned by AllHomely, although he has a 77% economic interest in the shares owned by AllHomely.   Neither AllHomely nor Mr. Pannemann has effectuated any other transactions involving the securities in the last 60 days.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between AllHomely and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1

 Exchange Agreement, dated as of February 13, 2009, by and among Changda International Holdings, Inc. (f/k/a Promodoeswork.com, Inc.), Changda International, Ltd. and the former stockholders of Changda International, Ltd., is herein incorporated by reference to Exhibit 10.1 of the Form 8-K filed on February 20, 2009.

2	Joint Filing Agreement, among AllHomely International Limited and Jan Pannemann, dated March 30, 2011

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

ALLHOMELY INTERNATIONAL LIMITED

March 30, 2011	/s/ Jan Pannemann
Name: Jan Pannemann
Title: Director

March 30, 2011	/s/ Jan Pannemann
Jan Pannemann

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EXHIBIT 2

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Changda International Holdings, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ALLHOMELY INTERNATIONAL LIMITED

March 30, 2011	/s/ Jan Pannemann
Name: Jan Pannemann
Title: Director

March 30, 2011	/s/ Jan Pannemann
Jan Pannemann

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